[Letterhead of Akin Gump Strauss Hauer & Feld LLP]
May 29, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-0407

Attn.:	Pamela A. Long Assistant Director Division of Corporation Finance

Re:	Responses to Comments on the Registration Statement on Form S-4 filed by Quanta Services, Inc. on April 20, 2007 (File No. 333-142279), Quanta Services, Inc. Form 10-K for the period ended 12/31/06 (File No. 001-13831) and InfraSource Services, Inc. Form 10-K for the period ended 12/31/06 (File No. 001-32164)

Dear Ms. Long:
     Quanta Services, Inc. (“Quanta”) today filed Amendment No. 1 to its Registration Statement on Form S-4 (File No. 333-142279) (as amended, the “Registration Statement”). This letter, which is being submitted on behalf of Quanta and InfraSource Services, Inc. (“InfraSource”), responds to your letter, dated May 17, 2007, relating to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.
     The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of May 17, 2007. For your convenience, we have also included the text of each of the comments in bold. In general, the information contained in this letter with respect to Quanta has been furnished by Quanta and the information contained in this letter with respect to InfraSource has been furnished by InfraSource. All page references contained in the responses in this letter are to the pages of the Registration Statement in the form filed today with the Commission.

General
1.	Please provide for staff review all materials prepared by the parties’ financial advisors and provided to their respective boards, or their representatives. Provide the board books and all transcripts, summaries, and video presentation materials. We may have further comment based on our review of these materials.

Response:

In response to the Staff’s request, Credit Suisse Securities (USA) LLC (“Credit Suisse”) will provide such materials provided by it to Quanta’s board, and Citigroup Global Markets Inc. (“Citigroup”) will provide such materials provided by it to InfraSource’s board, each under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Sec. 200.83 and, in accordance with such regulation and Rule 12b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 418 of the Securities Act of 1933, as amended (the “Securities Act”), requesting that these materials be returned promptly to the delivering parties following completion of the Staff’s review thereof.

2.	Please also provide us with all financial projections and forecasts that were prepared by the parties or their advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in the joint proxy statement/prospectus.

Response:

In response to the Staff’s request, each of Quanta and InfraSource will provide such materials under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Sec. 200.83. In accordance with such regulation and Exchange Act Rule 12b-4 and Securities Act Rule 418, each of Quanta and InfraSource request that these materials be returned promptly to Quanta or InfraSource, as applicable, following completion of the Staff’s review thereof.

Quanta provided certain financial forecasts to InfraSource. Quanta does not believe that disclosure of any forecasts or projections prepared by Quanta would provide additional material information to assist stockholders in making an informed decision regarding the proposed merger.

InfraSource provided to Quanta and its financial advisor, as part of Quanta’s due diligence process, certain financial forecasts prepared by InfraSource as part of its normal budgeting and business planning processes. Such forecasts were not prepared as part of the merger process. InfraSource does not believe that disclosure of any forecasts or projections prepared by InfraSource would provide additional material information to assist stockholders in making an informed decision regarding the merger.

3.	Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer to Item 14a-6(b) and (c) and confirm your understanding.

Response:

In response to the Staff’s request, each of Quanta and InfraSource hereby confirm that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, will be filed under cover of Schedule 14A.

4.	We note that each solicitation will seek discretion to vote on other business that may come before the meeting or any adjournment, including an adjournment for the purpose of soliciting additional proxies. We note disclosure on pages 86 and 89 that the parties contemplate adjourning their respective meetings to solicit additional proxies. This action must appear as a separate item for shareholder approval, as it is not an incidental matter as contemplated by Exchange Act Rule 14a-4(c)(7). Refer also to Rule 14a-4(a)(3).

Response:

In response to the Staff’s comment, the disclosure throughout the Registration Statement has been revised to clarify such action as a separate item for shareholder approval.

5.	A summary term sheet setting forth the principal terms of the transaction should precede the Table of Contents of the joint proxy statement/prospectus. The summary term sheet should concisely describe the most material terms of the proposed transaction and include cross-references to more detailed discussion contained in the registration statement. For further guidance, refer to Item 1001 of Regulation M-A and Section II.F.2.a of Securities Act Release 7760 (January 24, 2000).

Response:

Quanta respectfully notes the Staff’s comment. Quanta believes that, because the transaction is a stock-for-stock merger for which the shares to be issued by Quanta are being registered on Form S-4, a Summary Term Sheet is not required to be included in the joint proxy statement/prospectus. Specifically, Quanta has relied on Section II.F.2.a of Securities Act Release 7760 (January 24, 2000) which states in relevant part:
We are not adopting a plain English summary term sheet for transactions involving the registration of securities because these transactions already are required to have a plain English summary, although the format may be somewhat different from the summary term sheet approach.
In light of this guidance, Quanta respectfully proposes to exclude the Summary Term Sheet from its Registration Statement.

6.	Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

Response:

Quanta and InfraSource have each updated the financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

7.	Please provide updated consents from your independent accountants in each amendment to your registration statement.

Response:

Quanta and InfraSource have noted your comment and will update, as appropriate, the consents from the independent accountants required in each amendment to the registration statement.

Cover Page of Registration Statement
8.	We note the disclosure in footnote (1) to the fee registration table. Please be advised that counsel’s legality opinion should also cover the preferred stock purchase rights.

Response:

Quanta notes the Staff’s comment and the opinions will be filed prior to requesting effectiveness.
Summary, page 7
9.	Please disclose the outstanding common stock of Quanta before and after the proposed merger, on a fully-diluted basis, and taking into account Quanta’s assumption of InfraSource’s equity award plans. In addition, please disclose the percentage of Quanta’s common stock that Quanta and InfraSource stockholders will own following the completion of the merger. In this regard, we note the disclosure in the first risk factor on page 25.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure appearing on page 8.
The Merger, page 7
10.	Please disclose the aggregate market value of the consideration to be received in the merger on the last trading day prior to the public announcement, and disclose that this amount will fluctuate. In addition, please disclose the aggregate market value as of the most recent practicable date.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure appearing on page 8.
Opinions of the Financial Advisors, page 9
11.	Please revise your disclosure under this heading to specify the fees payable to each financial advisor. Please include disclosure regarding the fee that is contingent upon completion of the merger.

Response:

In response to the Staff’s comment, the disclosures for each financial advisor on page 10 have been revised.

Selected Historical Financial Data of InfraSource, page 16
12.	The periods presented for InfraSource’s predecessor and successor entities during 2003 appear to overlap by several months. Please revise your introductory paragraph to clarify this matter by disclosing, if true, that the successor entity had no operating activity prior to September 24, 2003.

Response:

In response to the Staff’s comment, the disclosure on page 18 has been revised.
Comparative Per Share Data, page 20
13.	Please delete the statement in the fourth sentence of the introductory paragraph that the disclosure in this section is provided for “illustrative purposes.” Please be advised that you are responsible for the entire content of your filing and may not include language that may be interpreted as a disclaimer of that content.

Response:

Quanta has deleted the reference to “illustrative proposes” from Comparative Per Share Data on page 22.

14.	We note that Quanta will issue to InfraSource stockholders 1.223 shares of Quanta common stock for each share of InfraSource common stock. Please provide equivalent pro forma per share data for InfraSource stock as required by Item 3(f) of Form S-4, or tell us why you do not think this is applicable.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure on page 22.

Risk Factors, page 23
15.	We note the disclosure on page 40 regarding the potential customer overlap. Please add a risk factor that describes this risk in reasonable detail.

Response:

In response to the Staff’s comment, the requested risk factor has been added on page 30.
The Merger, page 31
Background of the Merger, page 31
16.	Please briefly expand your discussion to disclose the reason(s) the principal stockholders retained Citigroup in August 2005 to assess strategic alternatives.

Response:

In response to the Staff’s comment, the disclosure on page 33 has been revised.

17.	Please revise the disclosure regarding the December 8, 2005, meeting of Quanta’s board of directors to discuss the proposal made on behalf of InfraSource. Please disclose the party that initiated discussions and the content of the proposal.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure on page 33. Specifically, the revised language notes that no specific proposal was made by or on behalf of InfraSource but that, on December 8, 2005 at its regularly scheduled board meeting, the Quanta board of directors considered possible responses to the November 2005 meeting of Messrs. Colson and Haddox with a representative of the principal stockholders of InfraSource.

18.	Please disclose the number of parties with which InfraSource entered into confidentiality agreements in December 2005.

Response:

In response to the Staff’s comment, the disclosure on page 33 has been revised.

19.	Your discussion under this heading makes no reference to negotiations between InfraSource and alternative parties after December 2005. Please revise throughout your discussion to provide investors with a sense of alternative strategic options and negotiations with parties besides Quanta. In this regard, please clearly explain the strategic alternatives contemplated throughout the entire period from December 2005 through the signing of the merger agreement and why those alternatives were not explored or completed. For example, you indicate that InfraSource’s management met with its financial advisor on November 16, 2006 to discuss various strategic alternatives, but you do not indicate the substance of those discussions or indicate whether you were in discussions with any other parties.

Response:

In response to the Staff’s comment, the “Background of the Merger” section has been revised. The consideration by InfraSource of strategic alternatives after February 2006 (when all indications of interest were withdrawn as indicated on page 34) did not include any discussions with parties other than Quanta.

20.	We note the disclosure in the third to last paragraph on page 33 regarding the negotiation of the letter of intent. Please revise your discussion to clearly disclose the substance of those negotiations, including the material terms discussed, how the parties differed in their positions, and the outcome of the negotiations. Please also comply with this comment with respect to the disclosure regarding the negotiation of the merger agreement. In this regard, please clearly explain the negotiations concerning the exchange ratio.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure in the “Background of the Merger” section.

Recommendation of the Quanta Board of Directors and Its Reasons for the Merger, page 38
21.	The disclosure in the bullets points lists the factors considered, but does not explain why those factors either were favorable, neutral, or negative. Please revise accordingly. Please also comply with this comment with respect to the “Other Factors” considered by InfraSource’s board of directors on page 42.

Response:

In response to the Staff’s comment, the disclosure on pages 42, 43, 44 and 46 has been revised.

Opinion of Quanta’s Financial Advisor, page 42
22.	Please review the disclosure in this section, the section entitled “Opinion of InfraSource’s Financial Advisor” beginning on page 47, and discussion of the merger agreement beginning on page 61 to remove all disclosure that indicates that the summary in these sections is not complete. A summary by its nature is not complete. Your language suggests that the disclosure in your filing does not include all of the material information regarding the opinions. For example, we note the statements in the second sentence of the first paragraph under the heading “Financial Analysis” on page 44 and in the first sentence of the second paragraph under the heading “General” on page 54.

Response:

Quanta notes the Staff’s comment, and respectfully disagrees that the language in the joint proxy statement/prospectus that the summary of the financial analyses performed by the financial advisors is not a complete description of the analyses underlying their opinions implies that the disclosure of the analyses does not include all the material information. As is required under Schedule 14A and rules related to the merger transaction contemplated by the joint proxy statement/prospectus, Quanta has disclosed in the joint proxy statement/prospectus a summary of the full text of the Credit Suisse and Citigroup opinions, as well as a summary of the material analyses reviewed with and presented to the Quanta and InfraSource boards of directors in connection with the Credit Suisse and Citigroup opinions. As is customary, Quanta has also explicitly incorporated by reference the Credit Suisse opinion and has revised the disclosure regarding the Citigroup opinion to also explicitly incorporate by reference the Citigroup opinion, qualified the disclosure by reference to the actual text of the opinions, which are attached to the joint proxy statement/prospectus as Annexes B and C, and described the material analyses reviewed with and presented to the Quanta and InfraSource boards of directors. In this regard, Quanta directs the Staff’s attention to the first sentence of the last full paragraph on page 46 and the corresponding revised paragraph in the Citigroup opinion section on page 51, which cross-reference and explicitly incorporate by reference the Credit Suisse and Citigroup opinions, and the first sentence of the last full paragraph on page 48 and the first two sentences of the first full paragraph on page 53, which explicitly state that summaries of the material analyses are being provided in the filing.

In response to the Staff’s comment on the discussion of the merger agreement, Quanta has revised the introductory language on page 66.

23.	Please remove the last sentence of the second paragraph. In this regard, we note that stockholders are entitled to rely solely on the disclosure in your filing. Please also comply with this comment with respect to the second paragraph under the heading “Opinion of InfraSource’s Financial Advisor” on page 47.

Response:

Quanta notes the Staff’s comment, and respectfully disagrees. As is required under Schedule 14A and the rules related to the merger transaction contemplated by the joint proxy statement/prospectus, Quanta has disclosed in the joint proxy statement/prospectus a summary of the full text of the Credit Suisse and Citigroup opinions. As is customary, Quanta has also explicitly incorporated the Credit Suisse opinion by reference and has revised the disclosure regarding the Citigroup opinion to also explicitly incorporate by reference the Citigroup opinion, and Quanta has qualified the disclosure by reference to the actual text of the opinions, which are attached to the joint proxy statement/prospectus as Annexes B and C. In this regard, Quanta directs the Staff’s attention to the first sentence of this paragraph and the corresponding revised paragraph in the Citigroup opinion section, which cross-reference and explicitly incorporate by reference the Credit Suisse and Citigroup opinions.

24.	Please disclose the basis for Credit Suisse’s assumption that the financial projections provided by the parties were reasonably prepared. Also, in an appropriate place in this disclosure, please indicate whether the respective boards reviewed, for accuracy and completeness, this financial information and whether the boards found Credit Suisse’s reliance upon those materials to be reasonable. Make similar revisions to the discussion on page 48 of the opinion provided by Citigroup to InfraSource.
Response:
In response to the Staff’s comment, the disclosure on pages 47 and 52 has been revised.
Discounted Cash Flows Analyses, page 45
25.	Please revise the disclosure of the discounted cash flow analysis performed for each company to briefly disclose the basis for the selected forward terminal EBITDA multiples and discount rates. Similarly revise the disclosure of the discounted cash flow analyses performed by Citigroup to disclose the basis for the selected WACC range and terminal 2011E EBITDA multiple range.

Response:

In response to the Staff’s comment, the disclosure on pages 49 and 55 has been revised.
Selected Company Analysis, page 45
26.	Please briefly revise to disclose the criteria utilized by Credit Suisse in selecting the three companies evaluated. Please also disclose whether any companies satisfying these criteria were nonetheless excluded from the analysis and, if so, disclose the basis for such exclusion. Provide similar disclosure with respect to the premiums paid and comparable public companies analyses performed by Citigroup. With respect to the comparable public companies analysis of Quanta performed by Citigroup, please revise to indicate whether the peer group of selected companies is the same as the group selected for its comparable companies analysis of InfraSource.

Response:

In response to the Staff’s comment, the disclosure on pages 50 and 55 has been revised.

Miscellaneous, page 46
27.	Revise to disclose the amount of fees Credit Suisse received in connection with acting as an underwriter of InfraSource’s April 2006 and September 2006 secondary offerings. Please also revise to disclose the fees Credit Suisse will receive in conjunction with the proposed merger, both as an aggregate amount and the amount that is contingent upon consummation of the proposed merger. Similarly revise the discussion of fees payable to Citigroup on pages 54-55.

Response:

Quanta and InfraSource have revised the disclosure to disclose the fees that Credit Suisse and Citigroup will receive in conjunction with the proposed merger.
With respect to the Staff’s comment regarding the amount of fees Credit Suisse received in connection with acting as an underwriter of InfraSource’s April 2006 and September 2006 secondary offerings, Quanta notes such comment and respectfully disagrees that such disclosure is required. Item 14(b)(6) of Schedule 14A requires Quanta to furnish the information required by Item 1015(b) of Regulation M-A regarding the opinion received by Credit Suisse. Item 1015(b) of Regulation M-A requires that Quanta describe “any material relationship that existed during the past two years . . . and any compensation received . . . as a result of the relationship between (i) the outside party . . . and (ii) the subject company or its affiliates.” Item 1000 of Regulation M-A defines the “subject company” as the “company or entity . . . that is otherwise the subject of the transaction.”
The “subject company” in this context refers to Quanta, rather than InfraSource. Accordingly, Quanta believes the disclosure of compensation received by Credit Suisse as a result of a relationship between Credit Suisse and InfraSource is not required by the applicable requirements of Schedule 14A and Regulation M-A.
Interests of InfraSource Directors, page 55
28.	Please disclose the amount of each benefit to be received by InfraSource’s directors and officers.

Response:

In response to the Staff’s comment, the disclosure on page 59 has been revised.

Certain Material U.S. Federal Income Tax Consequences of the Merger, page 57
29.	Revise this subheading as well as the discussion under this heading as well as that appearing in the Summary on page 12 and in the Table of Contents to clarify that you are discussing all “material,” rather than “certain” or “certain material” tax considerations.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure on pages i, ii, 14 and 61.

30.	Please revise the first sentence of the last paragraph of this section to remove the statement that the discussion in this section is for “general information only.”

Response:

In response to the Staff’s comment, Quanta has revised the disclosure on page 64.

The Merger Agreement, page 61
31.	We note the statements in the second introductory paragraph regarding the representations and warranties contained in the merger agreement. We have the following comments:
•	Please revise to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws. In this regard, please delete the fourth and fifth sentences of this paragraph.

•	Please be advised that, notwithstanding your statements, you are responsible for considering whether additional disclosure may be required to make the statements included in your proxy statement not misleading.
Response:
In response to the Staff’s comment, Quanta has revised the disclosure on page 66. Quanta notes that the second half of the fifth sentence of the second introductory paragraph on page 66 is a cross reference to other sections of the Registration Statement and documents incorporated by reference into the Registration Statement and respectfully proposes that this clause not be deleted because it provides investors with helpful guidance regarding other information that investors may refer to in evaluating the merger agreement in addition to the disclosure in this section.
Comparison of Rights of Quanta’s Stockholders and InfraSource’s Stockholders, page 84
32.	Please revise the discussion of Quanta’s post-merger capital stock to include the shares being issued as consideration.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure on page 89.

Unaudited Pro Forma Combined Statement of Operations, page F-4
33.	Please revise the line titled “income from continuing operations” on your pro forma statement of operations to clarify, if true, that this is income from continuing operations before nonrecurring charges or credits directly attributable to the transaction. Refer to Article 11-02(b)(5) of Regulation S-X.

Response:

For the year ended December 31, 2006, neither Quanta nor InfraSource incurred any significant non-recurring charges or credits directly attributable to the transaction. As such, no adjustments were made for that period. In compliance with Article 3-12 of Regulation S-X, Quanta has incorporated by reference updated financial statements for the three months ended March 31, 2007. These first quarter 2007 historical financial statements do reflect certain non-recurring transaction costs. Transaction costs which have been incurred by Quanta have been capitalized as merger costs on the historical financial statements of Quanta, and transaction costs which have been incurred by InfraSource have been expensed on the historical financial statements of InfraSource. Pro forma adjustments to comply with Article 11-02(b)(5) of Regulation S-X have been reflected to exclude such non-recurring charges from pro forma income from continuing operations.
Notes to Unaudited Pro Forma Combined Financial Statements
Note 2(a) – Purchase Price, page F-5
34.	We note your discussion of the treatment of InfraSource’s stock options in the first paragraph of Note 2(a) and in Section 2.3 of your Agreement and Plan of Merger. Please tell us what consideration you gave to the impact of the stock options you will issue on InfraSource’s aggregate purchase price.

Response:

Quanta had considered the impact of InfraSource’s stock options on the aggregate purchase price based on preliminary calculations and concluded that the impact was not material to the aggregate purchase price. However, upon further review, Quanta has revised the calculations and has revised the disclosure of Note 2(a) on page F-6 to include the impact of the stock options it will issue on InfraSource’s aggregate purchase price.

35.	We read that your calculation of the aggregate purchase price is based upon the average closing price of Quanta common stock for the five trading days ended March 20, 2007. It appears that you publicly announced this merger on March 19, 2007. Please tell us what consideration you gave to EITF 99-12 in determining the measurement date for the market price of Quanta’s stock.

Response:

Quanta had considered the guidance of EITF 99-12 but had utilized March 16, 2007 as the mid-point of the calculation as it was the closest trading date prior to the date that the consideration for the transaction was agreed to by the parties. Quanta has changed the measurement date to March 19, 2007, which is the earliest day that the acquisition consideration was both agreed to and publicly announced. As such, Quanta has modified the calculation of the aggregate purchase price to be the average of the five trading days ended March 21, 2007, giving consideration to stock prices a few days before and after the acquisition date, and revised the disclosure accordingly on page F-7.

36.	Your calculation of the aggregate purchase price states that it is presented in thousands, except ratios and per share information. However, it appears that your total purchase price and the allocation of that total purchase price to acquired assets and liabilities may be presented in millions. Please advise or revise.

Response:

Quanta has noted the Staff’s comment and has revised the table appearing on page F-7 to properly reflect the total purchase price and the allocation of that total purchase price to acquired assets and liabilities in thousands.

37.	We note that your preliminary purchase price allocation assumes that the book value of InfraSource’s net tangible assets approximates their fair value based upon your initial evaluations. Please revise your disclosure to provide more detail about the status of these evaluations and when you expect to complete them. Please supplementally provide us with more information about why you believe the book value of InfraSource’s net tangible assets approximates their fair value.

Response:

Quanta considered numerous factors in deriving the preliminary conclusion that the book value of InfraSource’s net tangible assets approximates their fair value, including that all current assets approximated fair value. With respect to InfraSource’s property, plant and equipment, as part of InfraSource’s initial formation in May 2003, and for all acquisitions since, InfraSource’s management had independent appraisals performed on all of their property, plant and equipment. Similar to Quanta, the type of equipment used by InfraSource is not subject to rapid technological change or rapid or significant market fluctuations. As part of the preliminary purchase price allocation procedures, Quanta reviewed a detailed property listing of one of InfraSource’s operating units, which Quanta believes is representative of the other operating units, to confirm the similarity of InfraSource’s equipment to Quanta’s. In addition, Quanta reviewed the property and equipment depreciation policies and maintenance policies on equipment and consulted with InfraSource management, including certain personnel responsible for property, regarding values of assets and their understanding of market conditions. Lastly, Quanta considered the relatively short length of time since the previous appraisals were performed and considered whether InfraSource had recorded any significant gains or losses on the sale of assets. Additionally, although Quanta’s management anticipates a step-up in the fair market value of certain assets, it currently also expects this increase to be partially off-set by the step-down in the fair market value of certain others. Based upon the factors above, Quanta concluded InfraSource’s book value of its net tangible assets approximated their fair value. Due to volume of equipment, it has not been possible to complete a full review of all equipment at the time of the required filing of pro forma information. In response to the Staff’s comments, Quanta has revised the filing on page F-7 to make note of the fact that Quanta has begun to gather detailed records and management currently intends to complete its evaluations of fair market value before year-end; however, this may be influenced significantly by the timing of closing.

38.	We note that your preliminary purchase price allocation has assigned the vast majority of your purchase price for InfraSource to goodwill. While we recognize that this allocation is preliminary, it is not clear to us from the current level of disclosure that you have identified all of the other intangible assets that you will acquire in connection with the acquisition. Please tell us your process for identifying other intangible assets and the methodologies that you have employed to value those other intangible assets. You should also briefly disclose your valuation methodologies in your pro forma footnotes, along with a brief description of the factors that contributed to a purchase price that results in the recognition of such a large amount of goodwill. Please be aware that we may have additional comments on this issue once the merger is consummated and you have filed your updated purchase price allocation.
Response:
Quanta’s management followed the guidance outlined in SFAS 141 to identify the existence of identifiable intangible assets related to the acquisition. Quanta held discussions with InfraSource’s management regarding the five intangible asset groupings outlined in SFAS 141 Appendix A. Quanta discussed the possibility of whether intangible assets existed related to (a) marketing-related intangible assets, (b) customer-related intangible assets, (c) artistic-related intangible assets, (d) contract-based intangible assets and (e) technology-based intangible assets. Based upon its initial meetings, Quanta identified the potential for intangible assets related to: customer relationships, backlog, trade names and non-compete agreements. Quanta noted that the identification of these intangible assets was consistent with InfraSource’s historical identified intangible assets recorded as part of its past acquisitions. Quanta then reviewed in detail each of the possible intangible assets to determine if further analysis was warranted.
Quanta discussed customer-related intangible assets in detail with InfraSource’s management. InfraSource’s customer base was separated into two distinct pools. The first pool, InfraSource Construction Services, consists of design, engineering, procurement, construction, testing, and maintenance and repair services for utility infrastructure customers. The other customer base pool is the Telecommunications Services pool, consisting of customers leasing point to point telecommunications infrastructure. The value of the customer relationships was estimated using the value-in-use concept utilizing the income approach, specifically the excess earnings method. The excess earnings analysis consisted of discounting to present value the projected cash flows attributable to the customer relationships, with consideration given to customer contract renewals, the importance or lack thereof of existing customer relationships to InfraSource’s business plan, the economic unit’s revenue, operating margins, capital charges for the use of supporting assets, income taxes and required rates of return.
Quanta then valued the backlog related to both the InfraSource Construction Services revenue streams and Telecommunications Services revenue streams based upon the contractual nature of the backlog within each service line. The estimated useful lives assigned were three years for InfraSource Construction Services and nineteen years for Telecommunications Services. Quanta again used the income approach to discount back to present value the cash flows attributable to the backlog.
Quanta notes that customer relationships and the related customer contracts or backlog represent distinct intangible assets with distinct useful lives in which the pattern of economic consumption differs. For valuation purposes, Quanta considered the customer relationships to be inclusive of the backlog; thus to arrive at the value of the customer relationships only, the value of the backlog must be removed.

Quanta concluded that the InfraSource trade name would have little or no value, as post acquisition, the combined company would conduct business under the Quanta name. Quanta also discussed the possible value of the non-compete agreements and concluded that, due to the number of unknown variables associated with the agreements and their anticipated small relative value, Quanta would determine the value of the agreements, if any, at a later date.
Quanta considered the possibility of the existence of artistic-related, marketing-related and technology-based intangibles and concluded that InfraSource has no significant intangible assets used in marketing or promotion, artistic-related intangible assets such as videos and books or technology-based intangible assets such as patented technology or computer software, therefore assigned no value to these type of intangible assets.
Quanta anticipates realizing meaningful operational and cost synergies, such as enhancing the combined service offerings, expanding the geographic reach and the resource base of the combined company, improving the utilization of personnel and fixed assets, eliminating duplicate corporate functions, as well as accelerating revenue growth through enhanced cross-selling and marketing opportunities. These opportunities contribute to the recognition of substantial goodwill. Quanta has included disclosure in this respect on page F-7.
Note 2(e), page F-6
39.	Please revise to provide a weighted average estimated life or range of lives for the acquired backlog, as we believe this information is useful to your investors. Please supplementally provide us with more information about how you determined the 15 year useful life of acquired customer relationships.

Response:

In response to the Staff’s comment, Quanta has revised the disclosure to include the weighted average lives of the intangible assets other than goodwill. Per paragraph 11 of SFAS 142, the useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Quanta concluded that a fifteen year life for customer relationships was appropriate based upon its cash flow models which considered expected growth, the relatively low estimated attrition rates of InfraSource’s customers, the number of master service agreements and the number of long-term customers of InfraSource. The valuation models produced cash flows from these customer relationships for fifteen years.
Note 2(g), page F-7
40.	Please disclose your methodology for calculating this interest income adjustment.

Response:

In response to the Staff’s comment, Quanta has added footnote disclosure appearing on page F-8 describing the interest income adjustment calculation.

Part II
Undertakings, Page II-2
41.	Please provide the undertakings required by Item 512(a) of Regulation S-K. Refer to paragraph (a)(3) to Rule 415 of Regulation C.

Response:

In response to the Staff’s comment, Quanta has added the undertakings required by Item 512(a) of Regulation S-K.
Quanta Services, Inc. Form 10-K for the period ended December 31, 2006
Backlog, page 8
42.	We read that your customers are not contractually committed to specific volumes of services under your long-term maintenance contracts. Please clarify for us if your backlog number includes contracts for maintenance services, in addition to construction contracts. If so, please tell us, and disclose in future filings, how you determined the amount from such maintenance contracts to include in your backlog. For example, if your maintenance service contracts provide you with a fixed fee regardless of the volume of services provided in the contract period, and you have included the entire fee for these contracts, you should clarify that. Please also revise future filings to quantify the amount of backlog that you do not expect to be filled in the current fiscal year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:

The backlog amount included in the Annual Report on Form 10-K for the year ended December 31, 2006 does include amounts under long-term maintenance contracts in addition to construction contracts. Quanta determined the amount of work under long-term maintenance contracts, or master service agreements (MSAs), to be disclosed as backlog as the estimate of future work to be performed based upon recurring historical trends inherent in the current MSAs, factoring in seasonal demand and projected customer needs based upon ongoing communications with the customer. Work performed under the MSAs is not performed under a fixed fee arrangement, but rather arrangements such as cost-plus or unit based pricing. In response to the Staff’s comment, Quanta will revise future filings to quantify the amount of backlog that Quanta does not expect to be filled in the current year and how such amounts were determined.

Management’s Discussion and Analysis
Results of Operations, page 27
43.	We note your analysis of revenues for 2006 compared to 2005. Please revise future filings to provide better insight into the underlying reasons for changes in each of your electric power and gas customers, telecommunications and cable television customers, and ancillary services. To the extent that multiple factors contribute to the changes in one or more of these customer groups, you should quantify the impact of each factor, where possible. For example, the last sentence of your current disclosure states that revenues increased due to both a higher volume of work and improved pricing; however, it is unclear how much each of these factors contributed to the total change in revenues. Refer to Item 303(a)(3)(iii) of Regulation S-K, and to our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Response:

The discussion of increases in revenue due to both higher volume of work and improved pricing is meant to provide further insight to certain factors affecting Quanta’s revenues. Because specific data regarding the impact of each of these factors is not captured at the operating unit level and cannot accurately be derived from any job profitability reports, Quanta generally is not able to quantify the impact to revenues of many specific factors. However, in future filings, Quanta will further expand the discussion with respect to each factor that Quanta is able to quantify, when possible.

44.	Based on your narrative analysis of gross profit, it appears that you separately track gross profit for each of your electric power and gas customers, telecommunications and cable television customers, and ancillary services. If our understanding is correct, please revise future filings to quantify and separately analyze the change in gross margin for each of these customer groups, as we believe that this information provides better insight into your operations for your investors. To the extent that multiple factors contribute to the changes in one or more of these customer groups, you should quantify the impact of each factor, where possible. In this regard, we remind you that one of the primary objectives of MD&A is to explain your results in a manner that enables investors to see your company through the eyes of management.

Response:

Quanta does not separately track gross profit for each of its electric power and gas customers, telecommunications and cable television customers, or ancillary services. The information Quanta discusses within its MD&A is directional and is based upon the performance of operating units which have the majority of their revenues derived from electric power and gas customers, telecommunications and cable television customers, or ancillary services. Because specific data regarding the impact of certain factors (such as higher volume of work and improved pricing affecting revenue) is not captured at the operating unit level and cannot accurately be derived from any job profitability reports, Quanta generally is not able to quantify the impact to gross margin of many specific factors. However, in future filings, Quanta will further expand the discussion with respect to each factor that Quanta is able to quantify, when possible.

Liquidity and Capital Resources – Sources and Uses of Cash, page 29

45.	We note your analysis of cash flows at the top of page 30. Please revise future filings to provide a more detailed analysis of changes in your operating cash flows. Please note that your cash flow analysis should not merely be a recitation of the numbers seen on the face of your statement of cash flows; rather, your analysis should provide your investors with insight into the underlying reasons behind the changes seen on your statement of cash flows. Finally, please revise future filings to address all periods presented on your statement of cash flows to more clearly highlight and explain any trends. Refer to Section 4(A) of our Release 33-8350.
Response:
Quanta has noted the Staff’s comment and, in future filings, will provide a more detailed analysis of changes in operating cash flows and address all periods presented.
Critical Accounting Policies, page 35
General
46.	Your critical accounting policies disclosures appear to largely repeat the information seen in Note 2 to your financial statements, “Summary of Significant Accounting Policies.” Please revise future filings to focus your critical accounting policies disclosures on the uncertainties associated with the methods, assumptions, and estimates underlying your critical accounting measurements. Refer to Section 5 of our Release 33-8350.

Response:

Quanta notes your comment and will revise future filings to focus the disclosures on the uncertainties associated with the methods, assumptions, and estimates underlying the critical accounting measurements.
Valuation of Intangibles and Long-Lived Assets, page 36
47.	In light of your recent, significant write down of goodwill, please enhance this disclosure in future filings to describe in better detail the factors and assumptions you used in performing your valuation of goodwill during each reporting period. Additionally, as your impairment related to a single business that has historically served the cable television industry, you should disclose whether any goodwill balance remains at this business and whether you have other businesses that also serve the cable television industry to provide your readers with better insight into the potential for future similar impairments.

Response:

Quanta currently has 27 reporting units for which it performs an annual goodwill impairment assessment using specific assumptions unique to each reporting unit. These assumptions can vary significantly due to the size of the reporting unit, the industries served, the geographic areas served, the type and length of contracts and other factors. Accordingly, to provide greater detail about these factors would not be meaningful due to the sizable differences of such factors among Quanta’s operating units. Therefore, Quanta respectfully submits that its disclosure relative to goodwill impairments does provide the meaningful factors and assumptions used in performing its valuation of goodwill during each reporting period. For example, Quanta discloses that “Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization approaches. Significant estimates used in the above methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.”
With respect to our specific 2006 impairment, the disclosure indicating that this entity historically served the cable television industry was meant to provide historical context to the reader that the impairment was associated with cable television services. However, this operating unit now derives a substantial amount of revenue from fiber to the premise and fiber to the node initiatives. After this impairment, there remains $30.2 million in goodwill associated with this reporting unit, the realization of which is only partially dependent on the historical cable television services. Quanta does have other reporting units that also serve the cable television industry; however, these reporting units also derive a significant amount of revenues from other services, such as telecommunications, fiber installation, etc. As such, quantification of the remaining goodwill at this reporting unit or other reporting units that serve the cable television service industry, solely associated with their cable television services, is not possible. Accordingly, Quanta believes that the disclosure of the aggregate balance of goodwill related to these reporting units in the context of services provided to the cable television industry would be misleading to an investor and would not provide better insight into future impairments.
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Current and Long-Term Accounts and Notes Receivable and Allowance for Doubtful
Accounting, page 50
48.	We note your discussion of unbilled receivables that are included in accounts receivable at year-end. Please revise future filings to more clearly explain the distinction between unbilled receivables that you categorize as accounts receivable and unbilled receivables that you categorize as costs and estimated earnings in excess of billings on uncompleted contracts.

Response:

Quanta notes the Staff’s comment and will revise future filings to more clearly explain the distinction between unbilled receivables categorized as accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. Specifically, in future filings, Quanta will add the following discussion:
Within accounts receivable, Quanta recognizes unbilled receivables in circumstances such as when: revenues have been recorded but the amount cannot be billed under the terms of the contract until a later date; costs have been incurred but are yet to be billed under cost-reimbursement type contracts; or amounts that arise from routine lags in billing (for example, for work completed one month but not billed until the next month). These balances exclude revenues accrued for work performed under fixed-price contracts as these amounts are recorded as costs and estimated earnings in excess of billings on uncompleted contracts.
Revenue Recognition, page 52
49.	Please supplementally provide to us, and disclose in future filings, a revenue recognition policy that more clearly addresses the various types of services you provide and how you recognize the related revenue. In this regard, if you are accounting for any fixed price contracts under percentage-of-completion other than those types of contracts specifically permitted by SOP 81-1, it would be unclear to us how you had determined that your accounting was appropriate. Refer to Section 2(F)(2) of our Outline of Current Accounting and Disclosure Issues, available on our website at www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf. Please also specifically address your accounting for repair and maintenance contracts. Finally, for instances where you provide both installation and maintenance, please tell us whether your installation and maintenance obligations are contained in the same contract, and if so, how you determine the revenues related to each.

Response:

Quanta designs, installs and maintains networks for the electric power, gas, telecommunications and cable television industries, as well as provides various ancillary services to commercial, industrial and governmental entities. Quanta recognizes revenue for repair and maintenance contracts and for non-fixed price design installation contracts when services are performed. When work is being performed under a design or installation fixed price contract, revenue is recognized using the percentage-of-completion method measured by the percentage of costs incurred to date to total estimated costs for each project, as permitted by AICPA Statement of Position 81-1. Quanta will include the foregoing clarification to its revenue recognition policy in future filings.

Quanta does at times enter into contracts that contain both installation and maintenance obligations; however, in these instances, neither element is performed under a fixed price arrangement. Accordingly, the installation and maintenance revenues are recorded as services are provided typically under cost plus, time and materials or unit pricing, the pricing being based on the relative cost of the service provided.

50.	For those contracts that you account for under percentage-of-completion, please explain to us in reasonable detail how you determined that percentage-of- completion accounting was appropriate. Your response should address the criteria of paragraphs 22 and 23 of SOP 81-1.

Response:

For those contracts which Quanta accounts for under percentage-of-completion accounting, the contracts provide that the customer accepts work completed throughout the performance period and owes Quanta, based on the pricing provisions, amounts for job completion to date, measured in terms of units installed, time incurred or other milestones of performance progress. Quanta has the right (under most arrangements, although it may limit or eliminate progress payments as part of the overall negotiation of a given contract) to require the customer to make progress payments to support the customer’s ownership investment and to approve the facilities constructed. The customer has the right to take over the work-in-progress at its option, subject to a lien by Quanta for unpaid progress payments. Furthermore, substantially all significant materials on contracts are provided by the customer, who retains ownership of such materials throughout the contract term. The customer is acquiring an interest in the project as the work progresses.

Quanta has the ability to make reasonably dependable estimates with regard to the extent of progress toward completion, contract revenues and contract costs. Quanta has performed under such arrangements for numerous periods, and the contracts normally include provisions that clearly specify the enforceable rights of each party with an expectation that Quanta and the customer can satisfy the related performance and payment obligations.

51.	We note your use of the terms “generally” and “typically” in describing your accounting for fixed price contracts. Please explain your use of these terms to us. Please revise future filings to explain the exceptions to your policy, or confirm to us that you will revise your accounting policy in future filings, both here and in your Critical Accounting Policies in MD&A, to remove the terms “generally” and “typically.”

Response:

Quanta has noted your comment and will revise future filings to remove the terms “generally” and “typically” in describing the accounting for fixed price contracts.

52.	Please tell us if you have unpriced change orders or claims related to your contracts. If so, please tell us, and revise future filings to clarify, your accounting for unpriced change orders or claims.

Response:

Quanta has unpriced change orders and claims related to certain contracts. Quanta follows the guidance in SOP 81-1 paragraphs 61 through 65 for accounting for unpriced change orders and claims. Specifically, Quanta’s management determines whether there is a probability that the costs will be recovered based upon evidence such as past practices with the customers, specific discussions or preliminary negotiations with the customer or verbal approvals. Quanta does not defer costs but will either treat items as a cost of contract performance in the period incurred if it is not probable that the costs will be recovered, or will recognize revenue for either the amount of the cost or, if it is probable that the contract price will be adjusted by an amount that exceeds the costs attributable to the change order, the amount of the excess that can be reliably estimated.

Quanta will include the foregoing clarification to the revenue recognition policy in future filings.
Note 13 – Segment Information, page 71
53.	We read that you have aggregated your individual operating units into one reportable segment as a specialty contractor. It is unclear to us from your current disclosures that you have one reportable segment; however, given the anticipated merger with InfraSource, and the resulting reassessment of your reportable segments, we will not pursue your historic segment reporting at this time. Please tell us what consideration you have given to determining the reportable segments of the post-merger entity. If you have determined the post-merger entity’s reportable segments, please disclose this information to your investors somewhere in your Form S-4. If you have not yet determined this information, please confirm to us that you will carefully assess your reportable segments after the merger in accordance with SFAS 131.

Response:

Quanta has not yet determined the operating organization or the reportable segments of the post-merger entity. Quanta has noted the Staff’s comment and will carefully assess the reportable segments after the merger in accordance with SFAS 131.
InfraSource Services, Inc. Form 10-K for the period ended December 31, 2006
Notes to Consolidated Financial Statements
Note 1 – Background and Summary of Significant Accounting Policies
Reclassifications, page 58
54.	Based on a comparison of your December 31, 2005, and December 31, 2006, Forms 10-K, you appear to have made several reclassifications on both your balance sheet and your income statement. In this regard, we note that current assets, total assets, current liabilities, and total liabilities for 2005, and total revenues, cost of revenues, income from continuing operations, and income from discontinued operations for both 2004 and 2005 appear to have changed from your December 31, 2005, Form 10-K to your December 31, 2006, Form 10-K. Please explain these reclassifications to us in more detail, and tell us what consideration you gave to explaining these changes in your December 31, 2006 Form 10-K.

Response:

The following table is a summary of the reclassifications reflected in the December 31, 2005 balance sheet per the 2006 Form 10-K for the year ended December 31, 2006.

	(Dollars in thousands)
	Current	Total	Current	Total
	Assets	Assets	Liabilities	Liabilities

2005 Balance per 2005 10-K (as reported)	$267,398	$562,037	$150,248	$260,181

Book Overdrafts Reclass	7,352	7,352	7,352	7,352

Dark Fiber Inventory Reclass	(1,616)	—	—	—

2005 Balance per 2006 10-K (reflects reclassifications)	$273,134	$569,389	$157,600	$267,533

The change in current assets, total assets, current liabilities and total liabilities as of December 31, 2005 as reported in the December 31, 2005 Form 10-K as compared to the amounts reclassified in the December 31, 2006 Form 10-K is primarily attributable to a reclassification entry of $7.4 million to Cash and Accounts Payable. This reclassification is a result of revising the classification for book overdrafts (outstanding checks on zero balance disbursement bank accounts that are funded from an investment account maintained with another financial institution upon presentation for payment). Prior to this reclassification, these amounts were reported as a decrease to Cash with a corresponding decrease to Accounts Payable. The effect of the reclassification was to increase Cash and Accounts Payable by $7.4 million.
In determining the disclosure requirements, InfraSource considered the following per AU 420.17:
Changes in Classification and Reclassifications
.17 Classifications in the current financial statements may be different from classifications in the prior year’s financial statements. Although changes in classification are usually not of sufficient importance to necessitate disclosure, material changes in classification should be indicated and explained in the financial statements or notes. These changes and material reclassifications made in previously issued financial statements to enhance comparability with current financial statements ordinarily would not need to be referred to in the independent auditor’s report.
InfraSource included the following disclosure in Footnote 1 of the Form 10-K for the year ended December 31, 2006 related to this reclassification:
Book Overdrafts: During 2006, the Company revised the classification for book overdrafts (outstanding checks on zero balance disbursement bank accounts that are funded from an investment account maintained with another financial institution upon presentation for payment) in the consolidated balance sheets and statement of cash flows. We had $7.4 million and $6.7 million of book overdrafts at December 31, 2005 and 2006, respectively, and these amounts are included in cash and accounts payable. Additionally, this revision (decreased) increased net cash flows provided by operating activities from continuing operations by ($0.4) million and $7.4 million for the years ended December 31, 2004 and 2005. The changes in these book overdrafts are included as a component of cash flows from operations in our consolidated statements of cash flows. Previously these amounts were included in the cash balance.
Additionally, during 2006, InfraSource determined that $1.3 million of its dark fiber inventory likely would not be consumed in the earnings process within one year of the December 31, 2006 balance sheet date and that the more appropriate classification for this amount was to present this as a long-term asset. For comparative purposes InfraSource reclassified the corresponding amount for 2005 of $1.6 million from Inventory (current asset) to Deferred Charges and Other Assets (long-term asset). As this reclassification represents less than 1% of current assets and total assets at December 31, 2005, as reported and as reclassified, InfraSource concluded that this reclassification was not deemed to be a material change in classification. Therefore, InfraSource provided the following disclosure in Footnote 1 of Form 10-K for the year ended December 31, 2006:
Reclassifications: Certain amounts in the accompanying financial statements have been reclassified for comparative purposes.
and, also in Footnote 1 of the Form 10-K for the year ended December 31, 2006, InfraSource included “dark fiber inventory” in its description of Deferred Charges and Other Assets as follows:
Deferred Charges and Other Assets: Deferred charges and other assets consist primarily of debt issuance costs, dark fiber inventory, refundable security deposits and insurance claims in excess of deductibles.
The following tables summarize reclassifications reflected in the Statements of Operations for the years ended December 31, 2004 and 2005 in the 2006 Form 10-K.

	(Dollars in thousands)
			Income from	Income from
	Total	Cost of	Continuing	Discontinued
	Revenues	Revenues	Operations	Operations

2005 Balance per 2005 10-K (as reported)	$865,527	$761,215	$12,930	$(1,033)

Discontinued operations reclass	(12,451)	(11,671)	36	(36)

Allocation of SG&A reclass	—	704	—	—

2005 Balance per 2006 10-K (reflects reclassifications)	$853,076	$750,248	$12,966	$(1,069)

	(Dollars in thousands)
			Income from	Income from
	Total	Cost of	Continuing	Discontinued
	Revenues	Revenues	Operations	Operations

2004 Balance per 2005 10-K (as reported)	$642,567	$540,789	$8,500	$480

Discontinued operations reclass	(9,963)	(9,157)	(100)	100

2004 Balance per 2006 10-K (reflects reclassification)	$632,604	$531,632	$8,400	$580

The change in total revenues, cost of revenues, income from continuing operations, and income from discontinued operations for the years ended December 31, 2005 and 2004 as reported in the 2005 Form 10-K as compared to amounts reclassified in the 2006 Form 10-K is due primarily to the reclassification of amounts related to a discontinued operation in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. During 2006, InfraSource committed to a plan and did sell certain assets of Mechanical Specialties, Inc. (“MSI”). As such, revenues of $12.5 million and $10.0 million and cost of revenues of $11.7 million and $9.2 million for the years ended December 31, 2005 and 2004, respectively, related to MSI were removed from reported amounts pertaining to continuing operations. Income (Loss) from Continuing Operations of $(36,000) and $0.1 million for the years ended December 31, 2005 and 2004, respectively, were reclassified to Income (Loss) from Discontinued Operations. InfraSource provided the following disclosure in Footnote 3 of Form 10-K for the year ended December 31, 2006:
In the third and fourth quarters of 2006, we sold certain assets of Mechanical Specialties, Inc. (“MSI”) for a cash purchase price of approximately $2.6 million, resulting in a gain, net of taxes, of $0.3 million, included in gain on disposition of discontinued operations in our consolidated statement of operations for the year ended December 31, 2006. The remaining inventory of MSI is eligible for sale to the buyer at cost for a period of one year from the date of sale. Any remaining inventory will be liquidated upon termination of the one-year agreement. MSI was part of the ICS segment.
In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the financial position, results of operations and cash flows of ULMS, ESI and MSI are reflected as discontinued operations in the accompanying consolidated financial statements through their respective dates of disposition.
Additionally, beginning in the first quarter of 2006, InfraSource revised its method for allocating indirect costs to include certain SG&A costs. As a result, InfraSource reclassified $0.7 million of costs from SG&A to Cost of Revenues for the 2005 results reported. This reclassification did not impact income from continuing operations or net income and represented less than 1% of the balance of the affected line items of Cost of Revenues, Gross Profit and SG&A for the year ended December 31, 2005, as reported and as reclassified. Based on the above, InfraSource concluded that this reclassification was not deemed to be a material change in classification. Therefore, InfraSource believes the following disclosure in Footnote 1 to be sufficient.
Reclassifications: Certain amounts in the accompanying financial statements have been reclassified for comparative purposes.
Revenue Recognition, page 59
55.	For those contracts that you account for under percentage-of-completion, please explain to us in reasonable detail how you determined that percentage-of-completion accounting was appropriate. Your response should address the criteria of paragraphs 22 and 23 of SOP 81-1, both for your contracts in general and for the certain short-term projects you refer to on page 33.

Response:

InfraSource has determined that the percentage-of-completion method of accounting is the most appropriate method for accounting for its fixed-price construction contracts, including for short-term projects which meet the criteria discussed below. In determining this accounting policy, InfraSource considered both the percentage-of-completion and the completed-contract methods. InfraSource considered that the “two methods should not be acceptable alternatives for the same circumstances”.[1]

The fixed-price construction contracts InfraSource enters into provide for enforceable rights for us and the customer. InfraSource provides services per the customer’s specifications as contained in the contract and in effect agrees to sell its rights to work-in-progress as the work progresses. InfraSource has the right to require the customer to remit progress payments per the contract terms, and it is afforded protection from non-payment through lien rights. The customer is usually required to provide access to land,

[1]	From Statement of Position 81-1 “Construction Contractors”, paragraph 21.

right of ways, equipment and infrastructure. The contractual rights of InfraSource and the customer demonstrate that performance of the contract over time represents a progressive sale based on percentage of performance rather than upon completion of the contract.
With regard to measuring InfraSource’s performance of fixed-price contracts, InfraSource believes that: “financial statements based on the percentage-of-completion method present the economic substance of a company’s transactions and events more clearly and more timely than financial statements based on the completed-contract method, and they present more accurately the relationships between gross profit from contracts and related period costs.”2 and;
that the percentage-of-completion method of accounting for InfraSource’s fixed-priced contracts “informs the users of the general purpose financial statements of the volume of economic activity of a company.”2
With regard to circumstances in which the percentage-of-completion method is appropriate, “the division believes that the percentage-of-completion method is preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all the following conditions exist:
•	Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged, and the manner and terms of settlement.

•	The buyer can be expected to satisfy his obligations under the contract

•	The contractor can be expected to perform his contractual obligations”[3]
The literature further states “for entities engaged on a continuing basis in the production and delivery of goods or services under contractual arrangements and for whom contracting represents a significant part of their operations, the presumption is that they have the ability to make estimates that are sufficiently dependable to justify the use of the percentage-of-completion method of accounting. Persuasive evidence to the contrary is necessary to overcome that presumption.”4
InfraSource is able to make reasonably dependable estimates, and the contracts it enters into meet the above three conditions.
Based on this analysis, InfraSource has determined that the percentage-of-completion method is the appropriate method of revenue recognition.

[2]	From Statement of Position 81-1 “Construction Contractors”, paragraph 22.

[3]	From Statement of Position 81-1 “Construction Contractors”, paragraph 23.

[4]	From Statement of Position 81-1 “Construction Contractors”, paragraph 24.

     Please contact me at (713) 220-5896, via fax at (713) 236-0822 or via e-mail at clafollette@akingump.com, or John Goodgame of the same firm at (713) 220-8144 if you have any comments or questions about this letter of if we can provide additional information.

Very truly yours,

/s/ Christine B. LaFollette

Christine B. LaFollette, Esq.

cc:	Tana L. Pool, Esq.
Quanta Services, Inc.
1360 Post Oak Boulevard, Suite 2100
Houston, Texas 77056

Deborah C. Lofton, Esq.
InfraSource Services, Inc.
100 West Sixth Street, Suite 300
Media, Pennsylvania 19063

Mark Zvonkovic, Esq.
John Goodgame, Esq.
Akin Gump Strauss Hauer & Feld LLP
1111 Louisiana St., 44th Floor
Houston, Texas 77002

Mary J. Mullany, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
51st Floor, 1735 Market Street
Philadelphia, Pennsylvania 19103

cc:	Matt Franker Mindy Hooker Jennifer Thompson Andy Schoeffler